UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 5)


                               National Coal Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   632381 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     Jon Nix
                              3127 Keller Bend Road
                               Knoxville, TN 37922

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 30, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 2 OF 6

    ------------- --------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Jon Nix
    ------------- --------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]

                                                                        (b)  [X]
    ------------- --------------------------------------------------------------
    3             SEC USE ONLY

    ------------- --------------------------------------------------------------
    4             SOURCE OF FUNDS   00

    ------------- --------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]
   ------------- ---------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
        NUMBER OF              7          SOLE VOTING POWER

         SHARES                           -14,375,000- (See Response to Item 5).
                               ---------- --------------------------------------
                               8          SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                          -9,844,555- (See Response to Item 5).
                               ---------- --------------------------------------
                               9          SOLE DISPOSITIVE POWER
          EACH

        REPORTING                         -14,375,000- (See Response to Item 5).
                               ---------- --------------------------------------
                               10         SHARED DISPOSITIVE POWER
         PERSON

          WITH                            -9,844,555- (See Response to Item 5).
    ---------------------------------- ---------- ------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      24,219,555        (See Response to Item 5.)
    ----------------- ----------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [_]
    ----------------- ----------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      45.4% (See Response to Item 5.)
    ----------------- ----------------------------------------------------------
    14                TYPE OF REPORTING PERSON*

                      IN
    ----------------- ----------------------------------------------------------

         This amendment to Schedule  13D/A amends the following  sections of the
Schedule 13D/A filed with the Securities and Exchange Commission on August 5, 2004 (the "13D/A").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 29, 2004, in consideration for $10 of the Reporting Person's personal funds, Farrald and Arlene Belote granted to the Reporting Person an option (the "First Option") to purchase 5,000,000 shares of the Company's Common Stock held by Farrald and Arlene Belote, at an exercise price of $0.20 per share. On November 30, 2004, the Reporting Person assigned the First Option to Jenco Capital Corporation. On November 30, 2004, Jenco Capital Corporation exercised the First Option purchasing 5,000,000 shares of the Company's Common Stock at an exercise price of $0.20 per share using funds borrowed from Crestview Capital Master Fund, LLC pursuant to a short-term loan. The loan matures on December 10, 2004 and has an interest rate of 1%.

         On June 30, 2004, in consideration for $10 of the Reporting Person's personal funds, Farrald and Arlene Belote granted to the Reporting Person an option (the "Second Option") to purchase 10,574,832 shares of the Company's Common Stock held by Farrald and Arlene Belote. Of the shares subject to the Second Option, 5,000,000 had an exercise price of $0.55 per share and 5,574,832 had an exercise price of $0.65 per share. On July 31, 2004, in consideration for $10,000 of the Reporting Person's personal funds, Farrald and Arlene Belote extended the expiration date of the Second Option until August 13, 2004. On August 13, 2004, in consideration for $10,000 of the Reporting Person's personal funds, Farrald and Arlene Belote extended the expiration date of the Second Option until September 30, 2004. On August 31, 2004, the Reporting Person assigned portions of the Second Option to 36 separate parties to purchase an aggregate of 5,730,277 shares of the Company's Common Stock. Of these shares, 300,000 were subject to an exercise price of $0.55 per share and 5,430,277 were subject to an exercise price of $0.65 per share. The Second Option remained exercisable for an aggregate of 4,844,555 shares of the Company's Common Stock, 4,700,000 of which had an exercise price of $0.55 per share and 144,555 of which had an exercise price of $0.65 per share. On September 30, 2004, in consideration for $10,000 of the Reporting Person's personal funds, Farrald and Arlene Belote extended the expiration date of the Second Option until October 31, 2004. On October 31, 2004, in consideration for $10,000 of the Reporting Person's personal funds, Farrald and Arlene Belote extended the expiration date of the Second Option until November 30, 2004. On November 30, 2004, the Reporting Person assigned portions of Second Option to various parties to purchase an aggregate of 2,900,000 shares of the Company's Common Stock at an exercise price of $0.55 per share, and assigned the remaining portion of the Second Option to Jenco Capital Corporation to purchase an aggregate of 1,944,555 shares, 1,800,000 of which had an exercise price of $0.55 per share and 144,555 of which had an exercise price of $0.65 per share. On November 30, 2004, Jenco Capital Corporation exercised the assigned portion of the Second Option and purchased 1,800,000 shares of the Company's Common Stock at an exercise price of $0.55 per share and 144,555 shares of the Company's Common Stock at an exercise price of $0.65 per share, using funds borrowed from Crestview Capital Master Fund, LLC pursuant to a short-term loan. The loan matures on December 10, 2004 and has an interest rate of 1%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person directly owns of 13,750,000 shares of the Company's Common Stock, or approximately 26.1% of the Company's Common Stock based on a total of 52,706,515 shares of the Company's Common Stock outstanding as of November 4, 2004. The Reporting Person also has the right to acquire within 60 days of the date hereof, 625,000 shares of the Company's Common Stock pursuant to an employee option (the "Vested Portion of the Employee Option") issued by the Issuer on March 29, 2004 to the Reporting Person. Upon exercise of the Vested Portion of the Employee Option, the Reporting Person would directly own 14,375,000 shares of the Company's Common Stock or approximately 27.0% of the Company's Common Stock, after giving effect to the exercise, based on a total of 52,706,515 shares of the Company's Common Stock outstanding as of November 4, 2004.

The Reporting Person may be deemed to be the beneficial owner of, but disclaims beneficial ownership in, except to the extent of the Reporting Person's pecuniary interest in, (i) 8,844,555 shares of the Company's Common Stock held by Jenco Capital Corporation, an entity of which the Reporting Person is a beneficial owner, (ii) 600,000 shares of the Company's Common Stock held by Jeanne Nix, the Reporting Person's Spouse, and (iii) 400,000 shares of the Company's Common Stock held by Perdase Holdings, Inc., an entity controlled by the Reporting Person.

In the aggregate, the Reporting Person may be deemed to beneficially own 24,219,555 shares of the Company's Common Stock, or approximately 45.4% of the Company's Common Stock, after giving effect to the exercise of the Vested
Portion of the Employee Option, based on a total of 52,706,515 shares of the Company's Common Stock outstanding as of November 4, 2004.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 13,750,000 shares of the Company's Common Stock. Upon exercise of the Vested Portion of the Employee Option, the Reporting Person would have the sole power to vote or direct the vote and dispose or direct the disposition of 14,375,000 shares of the Company's Common Stock. The Reporting Person has shared power to vote or direct the vote and dispose or direct the disposition of 9,844,555 shares of the Company's Common Stock.

(c) Other than the amendments to, assignments of, and exercise of, the First Option and portions of the Second Option, as applicable, reported in Item 3 above, the Reporting Person has not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The First Option provided for the purchase of 5,000,000 shares of the Company's Common Stock, at an exercise price of $0.20 per share, exercisable on June 1, 2004 and expiring on March 31, 2005. On November 30, 2004, the Reporting Person assigned the First Option to Jenco Capital Corporation. On November 30, 2004, Jenco Capital Corporation exercised the First Option.

         The Second Option provided for the purchase of 10,574,832 shares of the Company's Common Stock, at an exercise price of $0.55 per share for the first 5,000,000 shares of the Company's Common Stock and $0.65 per share for the remaining 5,574,832 shares of the Company's Common Stock, exercisable on June 30, 2004. The expiration date of the Second Option, initially July 31, 2004, was extended to August 10, 2004, September 30, 2004, October 31, 2004 and November 30, 2004. On August 31, 2004, the Reporting Person assigned portions of the Second Option to 36 separate parties to purchase an aggregate of 5,730,277 shares of the Company's Common Stock. Of these shares, 300,000 were subject to an exercise price of $0.55 per share and 5,430,277 were subject to an exercise price of $0.65 per share. The Second Option remained exercisable for an aggregate of 4,844,555 shares of the Company's Common Stock, 4,700,000 of which had an exercise price of $0.55 per share and 144,555 of which had an exercise price of $0.65 per share. On November 30, 2004, the Reporting Person assigned portions of the Second Option to various parties to purchase an aggregate of 2,900,000 shares of the Company's Common Stock at an exercise price of $0.55 per share, and assigned the remaining portion of the Second Option to Jenco Capital Corporation to purchase an aggregate of 1,944,555 shares, 1,800,000 of which had an exercise price of $0.55 per share and 144,555 of which had an exercise price of $0.65 per share. On November 30, 2004, Jenco Capital Corporation exercised the assigned portion of the Second Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Option Agreement, dated June 30, 2004. (Incorporated by reference to Exhibit A of the Schedule 13D/A filed by Jon Nix on July 13, 2004)
2. Stock Option Agreement, dated March 4, 2004. (Incorporated by reference to Exhibit 10.1 of the Schedule 13D/A filed by Jon Nix on March 30,
         2004)

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 2, 2004



                                                     /s/ Jon Nix
                                                     ---------------------------
                                                     Jon Nix